October 16, 2009





Via Edgar
Ms. Lisa Haynes
Staff  Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

             RE: FORM 10-KSB for the fiscal year ended December 31, 2008 Form 10-Q for the period ended March 31, 2009
                      File No. 000-50469

Dear Ms. Haynes:

     I am writing in response to your letter dated, June 30, 2009. The Staff's comments are repeated below with GreenShift's responses.

     GreenShift Corporation has filed Amendments to its Form 10-KSB for the year ended December 31, 2008, Form 10-Q for the periods ended March 31, 2009 and Jun 30, 2009.

     If you have any questions, please feel free to call me.

                                           Sincerely,



                                           Edward R. Carroll
                                           President and Chief Financial Officer

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
GENERAL

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filing.

Consolidated Financial Statements

Notes to the Financial Statements

Note 17 - Embedded Derivatives

2. We note your response to comment seven from our letter dated May 5, 2009. Please show us your proposed disclosures related to the treatment of the conversion feature, which should include how you determined that paragraph 12(a) of SFAS 150 applies and how you determined the amount to record related to the conversion feature.

     Response:

     SFAS 150 Paragraph 12(a) states that a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability.

     The Company's Form 10-Q for the period ended June 30, 2009 disclosed the Company's revised accounting policies for its convertible debentures. Accounting for these instruments was completed in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150), since the conversion feature embedded in the convertible debentures could result in the note principal and related accrued interest being converted to a variable number of the Company's common shares.

     For the YA Global Investments, LP, ("YAGI") stream of $250,000 monthly default payments, the monthly fair value difference was recorded each month in which the default occurs (the Company is currently in discussions to restructure this obligation). For the YAGI line of credit, the present value of the carrying value was calculated by dividing the amount of the line by the discount to market and accreted to fair value over the term. For all other debentures, the fair value of the carrying value of the debentures was calculated by dividing the debenture by the discount to market, and then the present value of that value was calculated. The present value was recorded and accreted to fair value over of the term of the debentures (and, if due on demand, the fair value would be recorded immediately). If conversions or other principal reductions occurred, the Company would reduce the fair value accordingly (pro rata). The present value is then re-valued at the end of each quarter. For debentures that are convertible at variable rates other than a straight discount to market, the actual conversion price was calculated as of the debenture date and the conversion option was valued on that date. The conversion liability would be valued each quarter based on the change in the conversion price and other factors (excluding the present value function since the liability is periodically re-measured) with the change to the income statement recorded as interest expense less conversion liabilities. Since there is no term on these notes, there is no need to determine present value, and therefore no need to accrete the liability.

     The Company has filed an amended 10-K for the year ended December 31, 2008 which included the relevant revised disclosures.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

GENERAL

3. Please address the above comments in your interim filings as well.

     Response:

     As noted above, the Company has addressed this comment in its amended Form 10-Q for the period ended June 30, 2009. The Company has filed an amended 10-Q for the quarter ended March 31, 2009 which also included the relevant revised disclosures.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 SIGNIFICANT ACCOUNTING POLICIES

MINORITY INTEREST, PAGE 12

4. It does not appear that you adopted SFAS 160 as you disclosures indicate. For example, you do not present non-controlling interests within equity on your consolidated balance sheets. You also do not appear to provide the disclosures required by paragraphs 38 and 39 of ARB 51, as amended by SFAS
     160. Please advise or revise as necessary.

     Response:

     The Company's Form 10-Q for the period ended June 30, 2009 disclosed that the Company's accounting for non-controlling interests was completed in accordance with SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements--an amendment of ARB No. 51 (SFAS 160). SFAS 160 amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard defines a noncontrolling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. SFAS 160 requires, among other items, that a noncontrolling interest be included in the consolidated statement of financial position within equity separate from the parent's equity; consolidated net income to be reported at amounts inclusive of both the parent's and noncontrolling interest's shares and, separately, the amounts of consolidated net income attributable to the parent and noncontrolling interest all on the consolidated statement of operations; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. Additionally, SFAS 160 defines a noncontrolling interest as a financial instrument issued by a subsidiary that is classified as equity in the subsidiary's financial statements. A financial instrument issued by a subsidiary that is classified as a liability in the subsidiary's financial statements based on the guidance in other standards is not a controlling interest because it is not an ownership interest. Based on this definition of noncontrolling interest the Company presented its previously reported minority interest as a current liability in the accompanying balance sheets. The presentation requirements of SFAS 160 were applied retrospectively. Other than the change in presentation of noncontrolling interests, the adoption of SFAS 160 had no impact on the Financial Statements.

     The Company has filed an amended 10-Q for the quarter ended March 31, 2009 which includes the relevant revised disclosures.

NOTE 6 - DISCONTINUED OPERATIONS, PAGE 14

5. Please tell us how you considered paragraphs 27 through 33 of SFAS 144 in determining it was appropriate to classify BioFuels Industries Group, LLC and Sustainable Systems, LLC as discontinued operations as of March 31, 2009.

     Response:

     Management considered SFAS 144 in determining that it was appropriate to classify Biofuels Industries Group, LLC and Sustainable Systems, LLC as discontinued operations as of March 31, 2009. Specifically, we considered paragraph 28 of SFAS 144 that provides that "for purposes of this statement, a long-lived asset to be abandoned is disposed of when it ceases to be used." This test was satisfied in each case for the relevant reporting period. Biofuels Industries Group's and Sustainable Systems' financial results were accordingly presented as discontinued operations for the quarter ended March 31, 2009, and were not included in the Company's results of operations for the six months ended June 30, 2009.

     The Company has filed an amended 10-Q for the quarter ended March 31, 2009 which included the relevant revised disclosures.

     Please explain to us in detail how you intend to account for the divestitures of BioFuels Industries Group, LLC and Sustainable Systems, LLC.

     Response:

     Please refer to Note 6 of the Company's Form 10-Q for the period ended June 30, 2009 for disclosure regarding the accounting for these divestitures.

     Please tell us what consideration you gave to paragraphs 34 through 37 of SFAS 144 in determining how to measure the amounts related to these entities. Please also tell us how you determined which liabilities relate to these components. For example, please address how you determined the mandatorily redeemable equity is related to BioFuels Industries Group, LLC.

     Response:

     Paragraph 37 of SFAS 144 recites that "A loss shall be recognized for any initial or subsequent write-down to fair value less cost to sell. A gain shall be recognized for any subsequent increase in fair value less cost to sell, but not in excess of the cumulative loss previously recognized (for a write down to fair value less cost to sell). The loss or gain shall adjust only the carrying amount of a long-lived asset, whether classified as held for sale individually or as part of a disposal group. A gain or loss not previously recognized that results from the sale of a long-lived asset (disposal group) shall be recognized at the date of sale." Both Biofuels Industries Group and Sustainable Systems were divested during the second quarter 2009 and were held for sale as of March 31, 2009. Management determined that no further impairment charges were appropriate at March 31, 2009. All liabilities associated with Biofuels Industries Group and
     Sustainable Systems where recorded as discontinued operations. The mandatorily redeemable equity related exclusively to an agreement between Biofuels Industries Group and various of its shareholders.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PLAN OF OPERATIONS, PAGE 23

6. Please revise your MD&A and financial statements as necessary to explain, in detail, any material contingent liabilities associated with your divestiture of BioFuels Industries Group, LLC and Sustainable Systems, LLC.

     Please also revise your MD&A to include a discussion of the reasonably likely effect of your divestiture of BioFuels Industries Group, LLC and Sustainable Systems, LLC on your results of operations, debt covenant compliance, financial; condition, and liquidity. Refer to SAB topic 5-Z.

     Response:

     The Company has filed an amended 10-Q for the quarter ended March 31, 2009 which included the following revised disclosures:

         Plan of Operations

          Our plans for 2009 originally involved the financing and construction of a number of our corn oil extraction facilities, the construction or other internalization of biodiesel refining capability, and the completion of significant additional financing to build our contracted backlog of extraction facilities. We closed on a portion of the financing we needed to build our initial extraction facilities in January 2008, we acquired a biodiesel refinery in May 2008, and we executed a term sheet in July 2008 and then definitive investment agreements in December 2008 for in excess of $38 million in project equity financing to execute on our backlog.

          Unprecedented volatility in the global financial and commodity markets intervened during 2008 and early 2009, and resulted in the loss of previously committed sources of capital. We were consequently unable to complete construction and initiate production with the amount of corn oil extraction facilities needed to achieve break-even cash flow.

          The conditions in the financial markets during the third and fourth quarters of 2008 resulted in the loss of previously committed sources of liquidity during the second half of 2008. We believe that these market conditions were also responsible for the failure of our $38 million project equity financing to close during the first quarter 2009 as called for by the relevant December 2008 investment agreements. As a result of these events, we halted all construction activities, and idled and then divested our biodiesel refining and oilseed crush operations.

          We have arranged for sufficient but costly bridge financing to cover essential overhead needs and we expect to be able to continue to rely on similar financing for the foreseeable future pending the resurrection of our working capital resources and the completion of sufficient construction financing. Until this occurs, our plan to generate the cash resources we need to cover our overhead and other cash needs is to produce and sell corn oil from our installed base of extraction facilities.

          The divestiture of our biodiesel refining and oilseed crush operations can be expected to reduce demand on the Company's available sources of liquidity in the short-term but will prevent the Company from executing on its prior plans to build value with each of these operations in connection with the planned expansion of the Company's installed base of corn oil extraction facilities.

          As relevant to our extraction plans, we recently received two notices of allowance from the U.S. Patent and Trademark Office for our corn oil extraction technologies. These notices of allowance provided notification to the Company that it is entitled to a patent for two of its several pending corn oil extraction patent applications. We believe that the issuance of our extraction patents, the strategic value of feedstock ownership, and other market circumstances have favorably shifted our market positioning and made available an increased array of options to fully capitalize the construction of extraction facilities and the restructuring of our balance sheet. We are currently evaluating a number of opportunities in this regard.

          Our plans for the balance of 2009 involve the following activities:

          >> Complete the financing necessary to return to positive cash flow and to build as many additional extraction facilities as possible as quickly as possible;

          >> Reduce the substantial majority of our convertible and other debt; and,

          >> Focus exclusively on servicing the growth needs of our extraction technologies while facilitating the development of other clean technologies in our portfolio by entering into and supporting license agreements with strategic partners.

7. We note your disclosure on page 24 that you have halted all construction activities and idled your biodiesel refining and oilseed crush operations, cut headcount down to 20 as of May 20, 2009, and shut down your equipment manufacturing operations. Please quantify for us how much of your inventory, property and equipment, project development costs, and construction in progress assets as of March 31, 2009 pertain to corn oil extraction operations (that you expect to continue) compared to your biodiesel refining and oilseed crush operations. For any inventory, property and equipment, project development costs, or construction in progress assets that pertain to your biodiesel refining and oilseed crush operations, please revise your filing to explain in detail how you considered the halt in construction activities and idling of operations in determining that there was no impairment of your inventory, property and equipment, project development costs, or construction in progress assets as of March 31, 2009. Refer to paragraph 8 of SFAS 144.

     The Company previously wrote off all of the Goodwill for Sustainable Systems in accordance with SFAS 142, as well as some of the inventory (oilseed), property, plant and equipment, and construction in progress under SFAS 144. As of March 31, 2009, the Company determined that no further write-down was necessary. Similarly, the Company previously wrote off all of the Goodwill for Biofuels Industries Group, LLC in accordance with SFAS 142. Management considered writing down some of the long-lived assets and inventory for Biofuels Industries Group but did not since the original owners are still operating the facility which includes the use of the inventory, property, plant and equipment, project development costs and construction in progress.

     The chart below quantifies how much the Company's inventory, property, plant and equipment, project development costs, and construction in progress pertain to Corn Oil Extraction and Sales as compared to Biofuel Production and Sales and Culinary Oil Production and Sales.

                                                                                 3/31/09               6/30/09
                                                                       ---------------------------------------
Inventory
   Corn Oil Extraction & Sales                                         $         547,056     $         547,056
   Equipment & Technology Sales                                                   69,000                69,000
   Biofuel Production & Sales (excluding Corn Oil Extraction)                         --                    --
   Culinary Oil Production & Sales                                                    --                    --
                                                                       -----------------     -----------------
     Total                                                             $         616,056     $         616,056

Property, Plant & Equipment
   Corn Oil Extraction & Sales                                         $      10,369,528     $      10,290,142
   Equipment & Technology Sales                                                  630,778               572,651
   Biofuel Production & Sales (excluding Corn Oil Extraction)                         --                    --
   Culinary Oil Production & Sales                                                    --                    --
   Corporate                                                           $          44,191     $          38,077
                                                                       -----------------     -----------------
     Total                                                             $      11,044,497     $      10,900,870

Project Development
   Corn Oil Extraction & Sales                                         $         235,941     $         379,355
   Biofuel Production & Sales (excluding Corn Oil Extraction)                         --                    --
   Culinary Oil Production & Sales                                                    --                    --
                                                                       -----------------     -----------------
     Total                                                             $         235,941     $         379,355

Construction in Progress
   Corn Oil Extraction & Sales                                         $       4,748,408     $       4,986,892
   Biofuel Production & Sales (excluding Corn Oil Extraction)                         --                    --
   Culinary Oil Production & Sales                                                    --                    --
                                                                       -----------------     -----------------
     Total                                                             $       4,748,408     $       4,986,892